

January 21, 2025

Teck Lim Chia
Chief Executive Officer
CBL International Ltd
Level 23-2 Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

> **Re: CBL International Ltd**
> **Registration Statement on Form F-3**
> **Filed January 10, 2025**
> **File No. 333-284228**

Dear Teck Lim Chia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kathleen L. Deutsch